UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcement (the “Announcement”) that is attached as an exhibit to this Report. The Announcement refers to an announcement published October 17, 2024 regarding the placement of new shares under the previously announced general mandate of the shareholders.

All the 185,480,000 ordinary shares (“Placing Shares”) have been successfully placed by the Placing Agent of this offering, Cheong Lee Securities Limited, at the price per share of HK$0.066 pursuant to the terms and conditions of the previously announced Placing Agreement. The Placing Shares represent approximately 18.78% of the existing issued share capital of the Company immediately before Completion and approximately 15.81% of the issued share capital of the Company as enlarged by the allotment and issue of the Placing Shares immediately upon completion of this offering. The net proceeds from this offering (after deduction of commission and other expenses of this offering) amounted to approximately HK$11.97 million and are intended to be used for the development of the graphene business, repayment of borrowings and general working capital of the Company.

The summary of the Announcement described above is not complete and subject to the terms set forth in the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference (and the description herein is qualified in their entirety by reference to such document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: November 8, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement dated October 8, 2024 by the Company Regarding the Completion of Placing of New Shares Under General Mandate (English Translation)

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